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SEC FILE NUMBER
8-00099

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Associated Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

433 Main Street
(No. and Street)

Green Bay, Wisconsin 54301
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael David Kuipers	(952) 912 – 5280	David.Kuipers@associatedbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen, LLP
(Name – if individual, state last, first, and middle name)

301 SW Adams, Suite 1000, Peoria, Illinois 61602
(Address) (City) (State) (Zip Code)

10/16/03	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael David Kuipers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW D PHILLIPS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2025

Signature: M. Dahl

Title: AIS President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

CliftonLarsonAllen LLP
301 Southwest Adams Street, Suite 1000
Peoria, IL 61602

phone 309-671-4500 **fax** 309-671-4508
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the Company) as of December 31, 2021, the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors and Stockholder
Associated Investment Services, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

Peoria, Illinois
February 23, 2022

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS:		
Cash and cash equivalents	$	9,899,394
Securities owned		2,750,123
Deposit with clearing broker		200,000
Receivable from broker/dealer and clearing organization		351,844
Prepaid assets		207,030
Software programs, net		929,579
Security issue referral fees		843,471
Pension asset		4,711,102
Federal income tax receivable from related party		43,842
State income tax receivable from related party		154,206
Other assets		1,568,340
Total assets	$	21,658,931
LIABILITIES:		
Accrued personnel expense	$	2,706,535
Deferred tax liabilities, net		865,878
Payable to clearing organization		45,051
Other liabilities		140,092
Total liabilities	$	3,757,556
STOCKHOLDER'S EQUITY:		
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$	48,000
Surplus		5,298,117
Retained earnings		12,555,258
Total stockholder's equity		17,901,375
Total liabilities and stockholder's equity	$	21,658,931

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:		
Investment advisory fees	$	11,573,734
Annuity and insurance commission revenue		5,686,446
Commissions		3,547,129
Security issue referral fees		2,946,408
Other revenues		164,015
Total revenue	$	23,917,732
EXPENSES:		
Personnel expense	$	11,934,795
Management and administrative fees paid to related parties		3,470,994
Communications, data processing and office expense		953,413
Occupancy and equipment		882,458
Clearance fees paid to broker-dealer		205,629
Business development and advertising		81,097
Other expenses (income)		(270,081)
Total expenses	$	17,258,305
Income before income tax expense	$	6,659,427
Income tax expense		1,760,454
Net income	$	4,898,973

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock				
	Shares	**Amount**	**Surplus**	**Retained Earnings**	**Total**
Balance, January 1, 2021	480	$ 48,000	$ 5,298,117	$ 9,306,285	$14,652,402
Net income	—	—	—	4,898,973	4,898,973
Dividends	—	—	—	(1,650,000)	(1,650,000)
Balance, December 31, 2021	480	$ 48,000	$ 5,298,117	$12,555,258	$17,901,375

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,898,973
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		262,391
Decrease in net receivable from broker/dealer and clearing organization		1,012,035
Increase in prepaid assets		(15,362)
Increase in prepaid pension cost		(204,138)
Decrease in security issue referral fee receivable		264,081
Increase in other assets		(219,534)
Increase in accrued personnel expense		319,385
Increase in other liabilities		83,529
Increase in state income tax receivable		(199,193)
Increase in federal income tax receivable		(156,297)
Decrease in deferred tax liabilities, net		(167,696)
Net cash provided by operating activities		5,878,174
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in securities owned		(2,750,123)
Increase in software programs and software in process		(170,378)
Net cash used in investing activities		(2,920,501)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends paid		(1,650,000)
Net cash used in financing activities		(1,650,000)
Net increase in cash and cash equivalents		1,307,673
Cash and cash equivalents at beginning of year		8,591,721
Cash and cash equivalents at end of year	$	9,899,394
Supplemental disclosures of cash flow information: Cash paid during the year for income taxes	$	2,283,640

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Trust Company, NA (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The Company does not have any material significant payment terms, as payment is received at or shortly after the satisfaction of the performance obligation.

Revenue from contracts with customers includes commissions revenue, fee revenue, and annuity and insurance revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company did not have any contracts where multiple performance obligations were identified.

Using the practical expedient, for contracts with a term of one year or less, the Company recognizes incremental costs of obtaining those contracts as an expense when incurred.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2021.

Commissions		
Investment company products and 12b-1 fees		3,285,260
Security transactions		261,869
Total commissions revenue	$	3,547,129
Asset management fees and other fee revenue		
Investment advisory fees, net		11,573,734
Fee revenue clearing broker		163,172
Security issue referral fees		2,946,408
Total fee revenue	$	14,683,314
Annuity and insurance		
Annuity products		5,498,117
Insurance products		136,790
Mortgage loan Insurance		51,539
Total annuity and insurance revenue	$	5,686,446
Revenue (in-scope of Topic 606)[a]	$	23,916,889
Revenue (out-of-scope of Topic 606)[a]		843
Total Revenue	$	23,917,732

(a) ASC 606 - Revenue from contracts with customers ("Topic 606")

The following revenue streams are in scope of Topic 606:

Commissions	Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.
Annuity and insurance revenue	The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Insurance revenue is made up of life and mortgage insurance commissions. The performance obligation for life insurance is satisfied as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. The Company believes that the performance obligation is satisfied on that date because that is when the underlying life insurance product is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Mortgage insurance revenue is recognized over the life of the policy as the performance obligation is related to the on-going servicing of the policy. The Company believes the performance obligation for mortgage insurance services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.
Investment advisory fee	The Company's performance obligation for investment advisory services and retirement services is generally satisfied, and the related revenue recognized, over the period in which the services are provided. The Company believes the performance obligation for providing the advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. This revenue is recorded net of servicing fees charged by the portfolio manager.
Fee revenue clearing broker	The clearing broker fee for each investment transaction is recognized on the trade date by fulfilling the sole performance obligation when the trade is executed. The Company believes the performance obligation for clearing broker fee revenue is satisfied at trade execution because at that time the customer has obtained control of the asset and there are no additional clearing broker fees received for continued servicing on any security product bought or sold.
Security issue referral fees	The performance obligation for security issue referrals is satisfied upon the consummated transaction of the referred customer, and the revenue is recognized at that time. The Company believes the performance obligation is satisfied upon the consummation of the transaction because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and dividends and other non-customer contract based revenue are out of the scope of Topic 606.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Securities Owned

Marketable securities are reported at fair value. Unrealized gains or losses are included in other revenues in the Statement of Income.

Fixed Assets

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred. As of December 31, 2021, all of the Company's fixed assets were fully depreciated.

Software is stated at cost less accumulated amortization and is amortized on a straight-line basis over the lesser of the contract term or the estimated useful life of the software. As of December 31, 2021, the net book value of the software was approximately $930 thousand.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Associated Banc-Corp (the "Corporation"). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2021, amounts receivable from and payable to the broker/dealer and clearing organization consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

Income tax expense for the year ended December 31, 2021 consists of the following.

CURRENT:		
Federal	$	1,407,107
State		521,041
Total current		1,928,148
DEFERRED:		
Federal	$	(99,305)
State		(68,389)
Total deferred		(167,694)
Income tax expense	$	1,760,454

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2021 are as follows.

DEFERRED TAX ASSETS:		
Accrued liabilities		51,104
State income taxes		45,967
Deferred compensation		521,200
Total deferred tax assets	$	618,271
DEFERRED TAX LIABILITIES:		
Fixed assets		(174,417)
Deferred pension cost		(1,309,732)
Total deferred tax liabilities		(1,484,149)
Net deferred tax liabilities	$	(865,878)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2021 are as follows.

Federal income tax rate at statutory rate	21.0 %
Changes resulting from:	
State income taxes (net of federal income taxes)	5.4 %
Effective income tax rate	26.4 %

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2021 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2021. No valuation allowance has been recorded at December 31, 2021.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes at December 31, 2021. As such, no accrued tax interest or penalties have been recognized by the Company during 2021.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2018 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Corporation. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on the employees' level of compensation, and the pension obligation is recognized by Associated Bank, NA (the "Bank"), which is a wholly owned subsidiary of the Corporation. The Benefit Plan was in an overfunded position throughout 2021, resulting in a pension asset of approximately $4.7 million in the Statement of Financial Condition at December 31, 2021 and an increase to personnel expense of approximately $231 thousand and a decrease to other expense of approximately $435 thousand on the Statement of Income for the Company's share of the Benefit Plan expense for 2021.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Purchase Plan (Savings Plan) of the Corporation, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $425 thousand in 2021, included in personnel expense on the Statement of Income.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from the Bank and its various entities under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $881 thousand in 2021. There are no long-term lease obligations.

The Company may be party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6 RELATED-PARTY TRANSACTIONS

The Company maintained a balance of approximately $6.5 million of cash and cash equivalents at the Bank at December 31, 2021.

The Company paid management and administrative fees of approximately $3.5 million in 2021 to affiliates. The management and administrative fees include key shared functions such as, human resources, finance, risk management, operations, and technology.

The Company received payment for the compliance services of shared employees of approximately $129 thousand from affiliates.

As discussed in Note 1 and Note 3, the Company is included in the consolidated federal income tax return filed by the Corporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation. The Company paid approximately $2 million in 2021 to the Corporation for income taxes. At December 31, 2021, the Company is due approximately $44 thousand of federal income tax receivable and approximately $154 thousand of state income tax receivable.

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Bank and its various entities are discussed in Note 5.

As discussed further in Note 9, employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Corporation. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital for the Company is the greater of $50 thousand or 6 2/3% of aggregated indebtedness. At December 31, 2021, the Company had net capital as defined under regulatory capital requirements of approximately $4.5 million which was approximately $4.3 million in excess of its required net capital of approximately $193 thousand. The Company's ratio of aggregate indebtedness to net capital ratio was 0.64 to 1.00 at December 31, 2021.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Corporation is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Corporation is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Corporation's stock.

A summary of the Company's stock option activity for 2021 is presented below.

STOCK OPTIONS:	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2021	58,696	$ 18.54
Exercised	(10,934)	13.70
Outstanding at December 31, 2021	47,762	19.65
Options exercisable at December 31, 2021	29,479	$ 19.78

A summary of the Company's restricted stock awards activity for 2021 is presented below.

RESTRICTED STOCK AWARDS:	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2021	14,995	$ 20.85
Granted	5,532	20.78
Vested	(4,997)	21.92
Outstanding at December 31, 2021	11,831	$ 20.65

The Company recognized compensation expense of approximately $27 thousand and $95 thousand during 2021 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2021, the Company had approximately $30 thousand and $146 thousand of unrecognized compensation expense related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining requisite service periods that extend predominantly through first quarter 2025.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input t the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies used at December 31, 2021, and there have been no transfers between the fair value levels.

Fair value estimates are set forth below for the Company's financial instruments:

		December 31, 2021	
	Fair Value Hierarchy Level	Carrying Amount	Fair Value
Securities owned	Level 1	2,750,123	2,750,123

NOTE 11 RECENT DEVELOPMENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 23, 2022, the date of the filing of the financial statements with the Securities and Exchange Commission.

On February 2, 2022 the Company declared $750,000 in dividends payable on February 11, 2022.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2021

NET CAPITAL:			
Total stockholder's equity		$	17,901,375
Deductions and/or charges:			
Total Non-allowable assets from Statement of Financial Condition:			
Statement of Financial Condition:			
Prepaid assets	207,030		
Prepaid pension cost	4,711,102		
Other assets	8,317,150		
Total Non-allowable assets	13,235,282		
Other deductions and/or charges	90,636		
Total deductions and/or charges			(13,325,918)
Haircuts on securities positions pursuant to Rule 15c-3-1(f)			(55,002)
Net capital		$	4,520,455
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and other liabilities		$	2,891,679
Percentage of aggregate indebtedness to net capital			63.97
Ratio: Aggregate indebtedness to net capital			0.64 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required (6-2/3% of aggregate indebtedness)		$	192,779
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		$	192,779
Excess net capital			4,327,676
Net capital less greater of 10% of Total aggregate indebtedness Or 120% of Minimum dollar net capital requirement		$	4,231,287

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2021, Part II A (unaudited) of Form X-17A-5 filed on January 20, 2022.

See accompanying report of independent registered public accounting firm.

Schedule II

**Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)
December 31, 2021**

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)
December 31, 2021

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

CliftonLarsonAllen LLP
301 Southwest Adams Street, Suite 1000
Peoria, IL 61602

phone 309-671-4500 fax 309-671-4508
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Associated Investment Services, Inc.. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Associated Investment Services, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Peoria, Illinois
February 23, 2022

Exemption Report

Associated Investment Services, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision for the period of January 1, 2021 to December 31, 2021 except as described below:

Associated Investment Services, Inc.

1st Quarter, 2021	**Number of checks**	**Check amounts**
Brokerage checks	0	$ -
Direct mutual fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	1	$ 45,000
1st Quarter Total	**1**	**$ 45,000**

2nd Quarter, 2021	**Number of checks**	**Check amounts**
Brokerage checks	0	$ -
Direct mutual fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	1	$ 30,000
2nd Quarter Total	**1**	**$ 30,000**

3rd Quarter, 2021	**Number of checks**	**Check amounts**
Brokerage checks	2	$ 113,641
Direct mutual fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	3	$ 333,847
3rd Quarter Total	**5**	**$ 447,488**

4th Quarter, 2021	**Number of checks**	**Check amounts**
Brokerage checks	1	$ 18,699
Direct mutual fund checks	0	$ -
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
4th Quarter Total	**1**	**$ 18,699**

Full Year 2021	**8**	**$ 541,187**

By: *M. David Kuipers* Date: January 24, 2022

Name: Michael D. Kuipers

Title: President and CEO